Exhibit 2.24
PELANGIO MINES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Pelangio Mines Inc.
440 Harrop Drive, 2nd Floor
Milton, Ontario L9T 3H2
Item 2. Date of Material Change
May 21, 2008
Item 3. News Release
Pelangio Mines Inc. (“Pelangio”, the “Company”, “us”, “we” or similar terms) disseminated a press release (the “Press Release”) on May 21, 2008 via Canada Newswire—Toronto, Ontario.
Item 4. Summary of Material Change
Pelangio announced the closing of a private placement offering of 10% promissory notes for gross proceeds of $3,000,000 through Bolder Investment Partners, Ltd.
Item 5. Full Description of Material Change
On May 21, 2008, Pelangio announced the closing of a private placement (“Private Placement”) offering of 10% promissory notes for gross proceeds of $3,000,000 through Bolder Investment Partners, Ltd. (“Bolder”). The proceeds from the offering will be used to fund exploration on the Company’s properties in Canada and Obuasi, Ghana and for general corporate purposes.
The Private Placement has been unanimously approved by the Board of Pelangio and Pelangio Exploration Inc. (“Newco”).
The terms of the Private Placement are as follows:
•	non-transferable secured promissory notes (“Notes”) of Pelangio with an aggregate principal amount of $3,000,000 were issued pursuant to registration and prospectus exemptions under applicable securities exemptions; Pelangio is required to comply with certain terms and conditions as set out in the certificates representing the Notes, the form of which is attached hereto as Schedule A;

•	the holders of the Notes are entitled to:
•	receive the repayment of the principal amount of the Notes in cash on the earlier of the date which is six months from May 21, 2008 (subject to one three month extension) (the “Note Expiry Date”) and the closing of the first equity financing (“Qualified Equity Financing”) of Newco raising gross proceeds of not less than $5,000,000, provided that the financing closes after the completion of the proposed plan of arrangement (the “Arrangement”) whereby Pelangio, subject to the terms of the Arrangement, intends to spin out all of its assets, other than 19 million common shares (“Detour Shares”) of Detour Gold Corporation and $500,000 working capital, to Newco, and on or before the Note Expiry Date (the “Maturity Date”); or

•	in the event of a Qualified Equity Financing of Newco, exercise a right of first refusal to participate in such Qualified Equity Financing, in an amount equal to the principal amount of the Notes, provided certain conditions are met, including the approval of the TSX Venture Exchange (“TSXV”), and the number of common shares (“Newco Shares”) of Newco to be issued to the holder of the Notes shall be equal to the principal amount of the Notes held divided by the issue price of the Newco Shares offered in the Qualified Equity Financing;
•	the holders of the Notes are also entitled to:
•	interest on the Notes at a rate of 10% per annum compounded semi-annually and not in advance, both before and after maturity, default and judgment, and payable in cash on the Maturity Date; or

•	in the event of a Qualified Equity Financing of Newco, that number of Newco Shares equal to 10% of the principal amount of the Notes held divided by the issue price at which Newco Shares are issued in the Qualified Equity Financing, and issuable on the Maturity Date, provided that certain conditions are met, including the approval of the TSXV;
•	if the Arrangement proceeds, upon the Arrangement becoming effective in accordance with its terms, the obligations of Pelangio under the Notes, the subscription agreements (the “Subscription Agreements”) with the holders of the Notes, and the agency agreement (the “Agency Agreement”) with Newco and Bolder will be assigned to, and assumed by, and the Notes will become direct senior obligations of, Newco and thereupon, Pelangio will be released from all its obligations and liabilities under the Notes, the Subscription Agreement and the Agency Agreement, and Newco will be liable for all obligations and liabilities under the Notes, Subscription Agreements and the Agency Agreement in place of Pelangio;

•	the obligations under the Notes are secured by Pelangio’s pledge of one million Detour Shares pursuant to a share pledge agreement (the “Share Pledge Agreement”) with Newco and Bolder (as collateral agent) and if the Arrangement proceeds, upon the Arrangement becoming effective in accordance with its terms, the obligations and liabilities of Pelangio, including the pledge of the one million Detour Shares, under the Share Pledge Agreement will terminate and be assigned and assumed by Newco, and the one million Detour Shares transferred to Newco pursuant to the Arrangement will be pledged and become subject to the Share Pledge Agreement;

•	Bolder has been appointed as attorney and collateral agent of the holders of the Notes, and holds the Detour Shares pledged under the Share Pledge Agreement on behalf of the holders of the Notes in accordance with the Share Pledge Agreement and is entitled to act on behalf of the holders in respect of all matters relating to the Notes and Share Pledge Agreement; and

•	The Notes are subject to a commission of 2.5% of the gross proceeds raised and administration fee of $7,500 plus GST payable to Bolder and the payment of any reasonable out of pocket expenses incurred by Bolder. Bolder is also entitled to be appointed lead agent for Newco’s first Qualified Equity Financing provided certain conditions are met.
Please see the Agency Agreement and Share Pledge Agreement filed on SEDAR under the Company name and the form of note certificate attached hereto for a full description of the terms of the financing.
The Company received subscriptions for participation in the Note financing from more than 28 subscribers, including a subscription for a Note in the principal amount of $100,000 from Ian Shaw, Pelangio’s chief financial officer. The Company has determined on May 21, 2008 to accept the subscriptions, including Mr. Shaw’s subscription and has agreed to close the Note financing on May 21, 2008.
Pelangio currently holds 20 million Detour Shares (including the one million Detour Shares pledged under the Share Pledge Agreement) representing approximately 44.6% of the issued and outstanding Detour Shares. The one million Detour Shares pledged under the Share Pledge Agreement and held by Bolder as collateral agent represent approximately 2.2% of the outstanding Detour Shares. Unless there is an event of default under the Share Pledge Agreement, the pledge does not affect Pelangio’s voting rights or rights to receive cash dividends. Pelangio continues to hold its Detour Shares, including those subject to the Share Pledge Agreement, for investment purposes and will review its alternatives in the future as investment conditions warrant.
For further information regarding the material change, refer to the copy of the Press Release attached as Schedule B hereto.

The Arrangement has been amended to reflect the transfer of Pelangio’s obligations under the Notes and related agreements. A copy of the amended and restated arrangement agreement and plan of arrangement is available on SEDAR.
For further information on the Note financing and the Arrangement, please see our information circular dated March 19, 2008 and related press releases, material change reports and other documents, available under the company’s name at www.sedar.com.
Forward Looking Statements
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the implementation of the Arrangement. With respect to forward-looking statements and information contained herein, we have made numerous assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Such risks include the failure to meet the conditions to implement the Arrangement. See our annual information form, our management information circular and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Pelangio or Newco. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update any forward-looking statements or information except as required by law.
All forward-looking statements and information herein are qualified by this cautionary statement.
Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
No information has been omitted in respect of the material change.
Item 8. Executive Officer
Ingrid Hibbard, President and Chief Executive Officer, 905-875-3828.

Item 9. Date of Report
May 29, 2008

Schedule A
Form of Promissory Note

THIS NOTE IS NOT TRANSFERABLE OR ASSIGNABLE BY THE HOLDER
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE SEPTEMBER 22, 2008.
PELANGIO MINES INC.
PROMISSORY NOTE

$ ♦	MAY 21, 2008
For value received, Pelangio Mines Inc., an Alberta corporation (“Mines”) promises to pay to ♦ (the “Holder”), ♦, the principal sum of ♦ ($ ♦) (the “Principal Amount”), together with interest (the “Interest”) on the unpaid Principal Amount at a rate of ten percent (10.0%) per annum, compounded semi-annually and not in advance, both before and after maturity, default and judgment, each due and payable as set forth below. Interest shall commence on the date hereof and shall continue on the outstanding Principal Amount until such Principal Amount is satisfied in full.
     1. Subscription Agreement. This promissory note (the “Note”) is issued pursuant to the terms of a Subscription Agreement (the “Subscription Agreement”) dated as of May 21, 2008 between Mines and the Holder. This Note is also being executed and delivered in connection with the Agency Agreement and the Share Pledge Agreement. Additional rights of the Agent, as attorney and agent on behalf of the Holder, are set forth in the Share Pledge Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Subscription Agreement.
     2. Assignment and Assumption of Obligations under this Note. If the Arrangement proceeds, upon the Arrangement becoming effective pursuant to the terms of the Arrangement, all obligations of Mines under this Note will be assigned to and assumed by and become direct senior obligations of Exploration and thereupon, Mines will immediately be released from all its obligations and liabilities under this Note, Exploration shall succeed to and be substituted for, and will be entitled to exercise every right and power of Mines hereunder and Exploration will be liable for all obligations and liabilities hereunder in the place of Mines.
     3. Aggregate Principal Amount of Notes. This Note is one of the promissory notes having an aggregate principal amount of $3,000,000 (together, the “Notes”) and issued pursuant to subscription agreements dated as of May 21, 2008 entered into by Mines with the subscribers for the Notes. For greater clarity, the Subscription Agreement is one of such subscription agreements. This Note shall rank pari passu without discrimination, preference or priority, with and among all the Notes issued pursuant to such subscription agreements.
     4. Collateral Agent. Pursuant to the terms of the Subscription Agreement, the Holder has appointed Bolder Investment Partners, Ltd. (the “Collateral Agent”) as its attorney to act on its behalf in connection with exercising any rights of the Holder under this Note, and to act as collateral agent in respect of the Pledged Shares or the Replacement Pledged Shares (as defined in the Share Pledge Agreement), as the case may be, under the Share Pledge Agreement on behalf of the Holder, to hold the Pledged Shares or the Replacement Pledged Shares, as the case may be, and to exercise all rights of the Holder under the Share Pledge Agreement, and to act in the same capacity for all the holders of the Notes.
     5. Payment of Principal and Interest.
          5.1 The entire outstanding Principal Amount and Interest shall become fully due and payable on the earlier of the Note Expiry Date (as defined below) and the date of closing of the Qualified Equity Financing (as defined below) (the “Maturity Date”). In this Note: “Note Expiry Date” means November 21, 2008, subject to an extension at the election of the Collateral Agent for one additional term of not more than three months, upon notice by the Collateral Agent to Mines and Exploration and the holders of the Notes by 9:00 a.m. Vancouver Time on a date that is not less than five Business Days prior to the original Note Expiry Date; and “Qualified Equity Financing” means the first equity financing by Exploration raising gross proceeds of not less than $5,000,000, provided that such financing closes after the Arrangement becomes effective pursuant to the terms of the Arrangement and on or before the Note Expiry Date.
          5.2 Except as otherwise provided in this Note, all payments of principal and interest under this Note shall be made in the lawful money of Canada. All payments shall first be applied to accrued interest and thereafter to outstanding principal.
          5.3 Interest shall be payable on the Maturity Date.
          5.4 If Exploration proposes to complete a Qualified Equity Financing, Exploration will give the Collateral Agent written notice of the proposed Qualified Equity Financing and the proposed closing date (“Specified Closing Date”) not less than 10 Business Days before such closing date for the Qualified Equity Financing. It is the Collateral Agent’s responsibility to provide such notice to the Holder.
          5.5 Prior to the repayment of the Principal Amount in the event of a Qualified Equity Financing, the Holder will elect to either:
(a)	receive the repayment of the Principal Amount in cash on the Maturity Date; or

(b)	if Exploration has given the Collateral Agent written notice of the Qualified Equity Financing, exercise a right of first refusal to participate in the Qualified Equity Financing, on terms proposed by Exploration, in an amount equal to the Principal Amount provided that:
(i)	a registration and prospectus exemption is available for the issuance of any securities to the Holder pursuant to the Qualified Equity Financing, the TSXV approves the issuance of the securities to the Holder and the Holder provides all reasonable documentation required by Exploration in connection with the Qualified Equity

Financing prior to the date two business days before the Specified Closing Date;

(ii)	the right of first refusal is exercised by the Holder providing a duly executed notice in the form attached hereto as Schedule A (the “Financing Notice”) to the Collateral Agent by 9:00 a.m. Vancouver Time on or before the fifth Business Day prior to the Specified Closing Date;

(iii)	the Collateral Agent provides the Holder’s executed Financing Notice to Exploration by 9:00 a.m. Vancouver Time on or before the fourth Business Day prior to the Specified Closing Date; and

(iv)	the number of Common Shares to be issued to the Holder shall be equal to the Principal Amount divided by the issue price of the Common Shares offered in the Qualified Equity Financing, and if the Holder does not give notice to the Collateral Agent, the Collateral Agent does not provide the Holder’s executed Financing Notice to Exploration or any other condition is not satisfied as contemplated in paragraph 5.5(b) within the time period specified therein, or the Qualified Equity Financing does not close on or prior to the Note Expiry Date, the Holder will be deemed to have elected to receive the Principal Amount in cash. For greater clarity, the full payment and performance by Exploration in accordance with the election, expressly made or deemed, hereunder will constitute a full repayment of the Principal Amount.
     5.6 Prior to the payment of Interest in the event of a Qualified Equity Financing, the Holder will elect to receive either:
(a)	Interest payable in cash on the Maturity Date; or

(b)	if Exploration has given the Collateral Agent written notice of the Qualified Equity Financing, that number of Common Shares (the “Bonus Shares”) equal to 10% of the Principal Amount divided by the issue price at which Common Shares are issued in the Qualified Equity Financing issuable on the Maturity Date, provided that:
(i)	a registration and prospectus exemption is available for the issuance of any Bonus Shares to the Holder, the TSXV approves the issuance of the Bonus Shares to the Holder and the Holder provides all reasonable documentation required by Exploration in connection with the issuance of the Bonus Shares, prior to the date two business days before the Maturity Date;

(ii)	such Qualified Equity Financing does not close within such period after the date hereof that would result in the rate of interest per annum exceeding that permitted by applicable law;

(iii)	the Holder provides a duly executed notice in the form attached hereto as Schedule B (the “Bonus Share Notice”) to the Collateral Agent by 9:00 a.m. Vancouver Time on or before the fifth Business Day prior to the Maturity Date; and

(iv)	the Collateral Agent provides the Holder’s executed Bonus Share Notice to Exploration by 9:00 a.m. Vancouver time on or before the fourth Business Day prior to the Maturity Date, and if the Holder does not give notice to the Collateral Agent, the Collateral Agent does not provide the Holder’s executed Bonus Share Notice to Exploration or any other condition is not satisfied as contemplated in paragraph 5.6(b) within the time period specified therein, or the Qualified Equity Financing does not close on or prior to the Note Expiry Date, the Holder will be deemed to have elected to receive the Interest in cash. For greater clarity, the full payment and performance by Exploration in accordance with the election, expressly made or deemed, hereunder will constitute a full repayment of the Interest.
     6. Delivery of Shares. Subject to the closing of the Qualified Equity Financing and compliance with paragraph 5.5(b), paragraph 5.6(b) or both, as the case may be, as soon as practicable after the Maturity Date, unless otherwise directed by the Holder and agreed to by Exploration, Exploration will deliver or cause to be delivered to the Holder at the address set out above a certificate or certificates in the name of the Holder for the number of Common Shares deliverable pursuant to paragraph 5.5(b), paragraph 5.6(b) or both, as the case may be.
     7. Fractional Shares. Exploration will not be required to issue fractional Common Shares pursuant to paragraph 5.5(b), paragraph 5.6(b) or both, and any such fractional Common Shares will be rounded down to the nearest whole number of Common Shares.
     8. Security. The Notes are secured by the pledge of the Pledged Shares by Mines or the Replacement Pledged Shares by Exploration, as applicable, pursuant to the Share Pledge Agreement. Upon the earliest of:
(a)	if the Arrangement proceeds, the Arrangement becoming effective pursuant to the terms of the Arrangement;

(b)	payment in full of the Notes and the obligations thereunder; and

(c)	the occurrence of any triggering event in accordance with the terms of the Proposal (as defined in the Share Pledge Agreement) if accepted by the Collateral Agent,

the obligations of Mines under the Share Pledge Agreement will terminate.
     9. Replacement of Promissory Note Certificates. In case any Note certificate becomes mutilated or lost, destroyed or stolen, Mines will issue and deliver, a new Note certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and upon surrender and cancellation of such mutilated Note certificate or in lieu of and in substitution for such lost, destroyed or stolen Note certificate. The Holder will bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Mines such evidence of ownership and of the loss, destruction or theft of the Note certificate so lost, destroyed or stolen and such indemnity and/or bond as may be required by Mines.
     10. Ownership of Promissory Notes. Unless otherwise required by law, the person in whose name the Note is issued (the “Registered Holder”) will for all purposes be and be deemed to be the owner of this Note and payment of or on account of the Principal Amount and Interest will be made only to or upon the order in writing of the Registered Holder. Mines is not bound to take notice of or see to the performance or observance of any duty owed to a third person, whether under a trust, express, implied or constructive in respect of the Note or otherwise, by the Registered Holder or any person whom Mines treats, as permitted or required by law, as the owner or the Registered Holder of this Note.
     11. Covenants.
          11.1 Positive Covenants. Except as otherwise required in connection with and pursuant to the Arrangement, Mines covenants and agrees that, while this Note is outstanding, it will:
(a)	operate, and cause each of its subsidiaries to carry on and conduct its business, in a proper, efficient and businesslike manner and in accordance with good business practice;

(b)	duly and punctually pay or cause to be paid the Principal Amount, any and all Interest and all other sums due to the Holder hereunder on the dates, at the places, and in the manner provided herein;

(c)	duly observe and perform each of its covenants and agreements set forth in this Note, the Subscription Agreement and the Share Pledge Agreement;

(d)	provide the Holder with immediate notice of any Event of Default or the occurrence of any event or circumstances that, with the giving of notice or lapse of time or both, would constitute an Event of Default; and

(e)	reimburse the Holder for any reasonable expense incurred as a result of any step or action undertaken by Mines which causes the Holder or the Collateral Agent to have to take steps to preserve the security interest provided for in the Share Pledge Agreement.

          11.2 Except as otherwise required in connection with and pursuant to the Arrangement, Mines covenants and agrees that, while this Note is outstanding, it will not:
(a)	lend any money, guarantee the obligations of any person or otherwise provide financial assistance to any person, except in the ordinary course of business;

(b)	change its name;

(c)	amalgamate or otherwise merge its business with the business of any other person;

(d)	continue its corporate existence from Alberta to another jurisdiction; or

(e)	excluding the tender of the Pledged Shares or the Replacement Pledged Shares as permitted under the Share Pledge Agreement and except for the issuance of shares of subsidiaries as contemplated under the terms of the option agreements in respect of the Properties as defined in the Agency Agreement, without the prior written consent of the Collateral Agent, dispose of all or substantially all of the assets or undertaking of Mines, sell any shares of any subsidiary or permit any subsidiary to dispose of all or substantially all of its assets or undertaking.
(For greater certainty, references to subsidiary herein do not include Detour Gold Corporation.)
     12. Event of Default. Notwithstanding the foregoing, this Note shall be immediately due and payable, at the option of the Collateral Agent, acting on behalf of the Holder, in the event of the occurrence of any of the following (each constituting an “Event of Default”):
          12.1 Mines makes an assignment for the benefit of creditors or commences proceedings for its dissolution; or applies for or consents to the appointment of a trustee, liquidator or receiver for all or a substantial portion of its property or business;
          12.2 Mines files any petition or complaint pursuant to federal or provincial bankruptcy or insolvency laws seeking the appointment of a receiver or trustee for any of its assets, seeking the adjudication of Mines as bankrupt or insolvent, seeking an “order for relief” under such statutes, or seeking a reorganization of or a plan of arrangement for Mines;
          12.3 A trustee, liquidator or receiver being appointed for Mines or for substantially all of its property or business without its consent and not being discharged within sixty (60) days after such appointment;
          12.4 Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency assumes custody or control of all or substantially all of the assets of Mines and not being relinquished within sixty (60) days thereafter;

          12.5 Any money judgment, writ or warrant of attachment, or similar process in excess of One Hundred Thousand Dollars ($100,000) in the aggregate being entered or filed against Mines or any of its assets and remaining unpaid, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than five (5) days prior to the date of any proposed sale thereunder, except for any judgment arising from any matters disclosed in writing to the Collateral Agent prior to the date hereof;
          12.6 Mines fails to pay any of the Principal Amount due under this Note on the date the same becomes due and payable or any accrued Interest or other amounts due under this Note on the date the same becomes due and payable; or
          12.7 Mines defaults in its performance of any of its covenants beyond any applicable period of cure or grace, or materially breaches any of its representations, in the Subscription Agreement, this Note or the Share Pledge Agreement.
     13. No Impairment. Except and to the extent as waived or consented to by the Collateral Agent on behalf of the Holder, Mines will not, by amendment of its articles or bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by Mines but will at all times in good faith assist in the carrying out of all the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. For greater certainty, any action taken in connection with the Arrangement will be deemed not to violate this provision.
     14. Application of Proceeds. Except as herein otherwise provided, the monies arising from any enforcement hereof or of the Share Pledge Agreement shall be held by the Collateral Agent and shall be applied by it, together with any other monies then or thereafter in the hands of the Collateral Agent available for such purpose, as follows:
          14.1 In payment rateably and proportionately to the holders of all the Notes, first in payment of accrued and unpaid interest under the Notes and interest on amounts in default, and thereafter in payment of principal amounts owing; and
          14.2 The surplus, if any, of such monies shall be paid to Mines or its assigns unless otherwise required by law.
     15. Transfer and Assignment. This Note is not transferable or assignable in whole or in part by the Holder.
     16. Waiver of Presentment. Mines hereby waives demand, notice, presentment, protest and notice of dishonour.
     17. Amendment. Any term of this Note may be amended or waived with the written consent of Mines and the Collateral Agent on behalf of the Holder.
     18. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex, electronic mail or facsimile, if sent during normal business hours of the recipient; if not, then on the next Business Day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to Mines and Exploration at 44 Harrop Drive, 2nd Floor, Milton, Ontario, L9T 3H2 and to the Collateral Agent on its behalf and on behalf of the Holder at Suite 800, 1450 Creekside Drive, Vancouver, British Columbia, V6J 5B3, or at such other address as Mines, Exploration or Collateral Agent may designate by three (3) days advance written notice to the other party hereto.
     19. Governing Law; Severability. This Note shall be governed by and construed in accordance with the laws of the Province of British Columbia. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions shall be excluded from this Note and the balance of the Note shall be interpreted as if such provisions were so excluded, and the remainder of this Note shall be enforceable in accordance with its terms.
     20. Subordination. The indebtedness evidenced by this Note is not to be subordinated in right of payment to the prior payment in full of any other indebtedness of Mines now or hereafter existing.
     21. Usury Limitation. Notwithstanding the provisions of this Note, if the rate of interest payable hereunder is limited by law, the rate payable hereunder shall be the lesser of: (a) the rate set forth in this Note; and (b) the maximum rate permitted by law. If, however, interest is paid hereunder in excess of the maximum rate of interest permitted by law, any interest so paid which exceeds such maximum rate shall automatically be considered a payment of principal and shall automatically be applied in reduction of principal due on this Note to the extent of such excess. In the event and to the extent such excess amount of interest exceeds the outstanding principal unpaid balance hereunder, any such excess shall be immediately returned to Mines by the Holder.
     22. Additional Documents and Acts. Each party will execute and deliver such additional documents and instruments, and perform such additional acts, as are commercially reasonable and necessary to carry out and perform its obligations in this Note.

IN WITNESS WHEREOF, Mines has caused this Note to be issued on the date first above written.

Pelangio Mines Inc.

By:

Name:

Title:

Schedule A
NOTICE TO ELECT

TO:	PELANGIO EXPLORATION INC. (the “Company”)

AND TO:	BOLDER INVESTMENT PARTNERS, LTD.
I, the undersigned, being the Holder of a promissory note dated May 21, 2008 (the “Note”) issued to me under a subscription agreement with Pelangio Mines Inc. dated May 21, 2008, hereby give notice to the Company of my election to participate in the Qualified Equity Financing of the Company, pursuant to section 5.5(b) of the Note.
I hereby confirm that:
(a)	I understand that I will not receive repayment of the Principal Amount in cash, but will receive the number of Common Shares that is equal to the Principal Amount divided by the issue price of the Common Shares offered in the Qualified Equity Financing;

(b)	I understand that the Company is not required to issue fractional Common Shares, and that any such fractional Common Shares will be rounded down to the nearest whole number of Common Shares;

(c)	I was the original purchaser of the Note and the representations and warranties made in connection with the acquisition of the Note remain true and correct as of the date hereof; and

(d)	As of the time of my election to participate in the Qualified Equity Financing of the Company, I was not within the United States, I am not a U.S. Person and am not acting on behalf of a U.S. Person or any person in the United States.
I understand that if I do not give notice to the Collateral Agent, the Collateral Agent does not provide the Holder’s executed Financing Notice to the Company or any other condition is not satisfied as contemplated in paragraph 5.5(b) of the Note within the time period specified therein, or the Qualified Equity Financing does not close on or prior to the Note Expiry Date, I will be deemed to have elected to receive the Principal Amount in cash.
I hereby irrevocably direct that the Common Shares be issued in the name of the Holder and delivered to the Holder’s address set out in the Note.

A-2
Terms not defined herein have the same meaning as set out in the Note.
DATED this ___ day of                                          , 2008

Name of Holder

Signature of Holder

Print Name

Print Address

Schedule B
NOTICE TO ELECT

TO:	PELANGIO EXPLORATION INC. (the “Company”)

AND TO:	BOLDER INVESTMENT PARTNERS, LTD.
I, the undersigned, being the Holder of a promissory note dated May 21, 2008 (the “Note”) issued to me under a subscription agreement with Pelangio Mines Inc. dated May 21, 2008, hereby give notice to the Company of my election to receive Interest in the form of Bonus Shares, pursuant to section 5.6(b) of the Note.

I hereby confirm that:
(a)	I understand that I will not receive payment of Interest in cash, but will receive that number of Common Shares equal to 10% of the Principal Amount divided by the issue price at which Common Shares are issued in the Qualified Equity Financing;

(b)	I understand that the Company is not required to issue fractional Common Shares, and that any such fractional Common Shares will be rounded down to the nearest whole number of Common Shares;

(c)	I was the original purchaser of the Note and the representations and warranties made in connection with the acquisition of the Note remain true and correct as of the date hereof; and

(d)	As of the time of my election for Bonus Shares, I was not within the United States, I am not a U.S. Person and am not acting on behalf of a U.S. Person or any person in the United States.
I understand that if I do not give notice to the Collateral Agent, the Collateral Agent does not provide the Holder’s executed Bonus Share Notice to the Company or any other condition is not satisfied as contemplated in paragraph 5.6(b) of the Note within the time period specified therein, or the Qualified Equity Financing does not close on or prior to the Note Expiry Date, I will be deemed to have elected to receive the Interest in cash.
I hereby irrevocably direct that the Common Shares be issued in the name of the Holder and delivered to the Holder’s address set out in the Note.

B-2
Terms not defined herein have the same meaning as set out in the Note.
DATED this ___ day of                                          , 2008

Name of Holder

Signature of Holder

Print Name

Print Address

Schedule B
Press Release

Pelangio Mines Inc. 440 Harrop Dr., 2nd Floor Milton, Ontario L9T 3H2 Phone (905) 875-3828 Fax (905) 875-3829
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES
NEWS RELEASE
PELANGIO MINES INC. COMPLETES PRIVATE PLACEMENT
TORONTO, Ontario (May 21, 2008) – Pelangio Mines Inc. (PLG:TSX) (“Pelangio” or the “Company”) is pleased to announce that it has closed its previously announced (March 25, 2008 and May 7, 2008) private placement offering of 10% promissory notes for gross proceeds of $3,000,000 through Bolder Investment Partners, Ltd. (“Bolder”). The proceeds from the offering will be used to fund exploration on the Company’s properties in Canada and Obuasi, Ghana and for general corporate purposes.

The terms of the private placement are as follows:
•	non-transferable secured promissory notes (“Notes”) of Pelangio with an aggregate principal amount of $3,000,000 were issued pursuant to registration and prospectus exemptions under applicable securities exemptions; Pelangio is required to comply with certain terms and conditions as set out in the certificates representing the Notes;

•	the holders of the Notes are entitled to:
•	receive the repayment of the principal amount of the Notes in cash on the earlier of the date which is six months from May 21, 2008 (subject to one three month extension) (the “Note Expiry Date”) and the closing of the first equity financing (“Qualified Equity Financing”) of Pelangio Exploration Inc. (“Newco”) raising gross proceeds of not less than $5,000,000, provided that the financing closes after the completion of the proposed plan of arrangement (the “Arrangement”) whereby Pelangio, subject to the terms of the Arrangement, intends to spin out all of its assets, other than 19 million common shares (“Detour Shares”) of Detour Gold Corporation and $500,000 working capital, to Newco, and on or before the Note Expiry Date (the “Maturity Date”); or

•	in the event of a Qualified Equity Financing of Newco, exercise a right of first refusal to participate in such Qualified Equity Financing, in an amount equal to the principal amount of the Notes, provided certain conditions are met, including the approval of the TSX Venture Exchange (“TSXV”), and the number of common shares (“Newco Shares”) of Newco to be issued to the holder of the Notes shall be equal to the principal amount of the Notes held divided by the issue price of the Newco Shares offered in the Qualified Equity Financing;
•	the holders of the Notes are also entitled to:
•	interest on the Notes at a rate of 10% per annum compounded semi-annually and not in advance, both before and after maturity, default and judgment, and payable in cash on the Maturity Date; or

•	in the event of a Qualified Equity Financing of Newco, that number of Newco Shares equal to 10% of the principal amount of the Notes held divided by the issue price at which Newco Shares are issued in the Qualified Equity Financing, and issuable on the Maturity Date, provided that certain conditions including the approval of the TSXV are met;
•	if the Arrangement proceeds, upon the Arrangement becoming effective in accordance with its terms, the obligations of Pelangio under the Notes, the subscription agreements (the “Subscription Agreements”) with the holders of the Notes, and the agency agreement (the “Agency Agreement”) with Newco and Bolder will be assigned to, and assumed by, and the Notes will become direct senior obligations of, Newco and thereupon, Pelangio will be released from all its obligations and liabilities under the Notes, the Subscription Agreement and the Agency Agreement, and Newco will be liable for all obligations and liabilities under the Notes, Subscription Agreements and the Agency Agreement in place of Pelangio;

•	the obligations under the Notes are secured by Pelangio’s pledge of one million Detour Shares pursuant to a share pledge agreement (the “Share Pledge Agreement”) with Newco and Bolder (as collateral agent) and if the Arrangement proceeds, upon the Arrangement becoming effective in accordance with its terms, the obligations and liabilities of Pelangio, including the pledge of the one million Detour Shares, under the Share Pledge Agreement will terminate and be assigned and assumed by Newco, and the one million Detour Shares transferred to Newco pursuant to the Arrangement will be pledged and become subject to the Share Pledge Agreement;

•	Bolder has been appointed as attorney and collateral agent of the holders of the Notes, and holds the Detour Shares pledged under the Share Pledge Agreement on behalf of the holders of the Notes in accordance with the Share Pledge Agreement and is entitled to act on behalf of the holders in respect of all matters relating to the Notes and Share Pledge Agreement; and

•	The Notes are subject to a commission of 2.5% of the gross proceeds raised and administration fee of $7,500 plus GST payable to the Bolder and the payment of any reasonable out of pocket expenses incurred by Bolder. Bolder is also entitled to be appointed lead agent for Newco’s first Qualified Equity Financing provided certain conditions are met.
The Company has received subscriptions for participation in the Note financing from more than 28 subscribers, including a subscription for a Note in the principal amount of $100,000 from Ian Shaw, Pelangio’s chief financial officer. The Company has determined today to accept the subscriptions, including Mr. Shaw’s and has agreed to close the Note financing today.
The Arrangement has been amended to reflect the transfer of Pelangio’s obligations under the Notes and related agreements.
Pelangio currently holds 20 million Detour Shares (including the one million Detour Shares pledged under the Share Pledge Agreement) representing approximately 44.6% of the issued and outstanding Detour Shares. The one million Detour Shares pledged under the Share Pledge Agreement and held by Bolder as collateral agent represent approximately 2.2% of the outstanding Detour Shares. Unless there is an event of default under the Share Pledge Agreement, the pledge does not affect Pelangio’s voting rights or rights to receive cash dividends. Pelangio continues to hold its Detour Shares, including those subject to the Share Pledge Agreement, for investment purposes and will review its alternatives in the future as investment conditions warrant.
For further information on the Note financing and the Arrangement, please see our information circular dated March 19, 2008 and related press releases, material change reports and other documents, available under the company’s name at www.sedar.com.

About Pelangio
Pelangio is a gold exploration company active in the top-ranked mining jurisdictions in the world, Canada and Ghana. The Company’s main focus is to advance its exploration programs on its premier land position in Ghana totaling 290 square kilometres, located on strike and adjacent to AngloGold Ashanti’s Obuasi gold mine. The Company’s current market capitalization is approximately $300 million, of which the financing represents approximately 1%.
Pelangio also has a 44.6% equity interest in Detour Gold, which controls the Detour Lake advanced gold exploration project. The near-term objective of Detour Gold is to advance the Detour Lake project to development and production.
For additional information, please visit our website at www.pelangio.com or contact:
Ingrid Hibbard, President & CEO or Warren
Bates, Vice President Exploration
Tel: 905-875-3828 / Toll-free: 1-877-746-1632 / Email: info@pelangio.com
This press release does not constitute an offer to sell or solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
Forward Looking Statements
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the implementation of the Arrangement. With respect to forward-looking statements and information contained herein, we have made numerous assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Such risks include the failure to meet the conditions to implement the Arrangement. See our annual information form, our management information circular and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Pelangio or Newco. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update any forward-looking statements or information except as required by law.
All forward-looking statements and information herein are qualified by this cautionary statement.